PHARM ROBOTICS
2021 Report

Dear investors,

Since conceptualizing Sureshot in 2017, we have learned that nothing comes without putting the hours in to pull off something that's never been done before. There's no secret sauce, but rather calculated ways to put in the grit at the right time and when doing so it must be executed at 100%. We also learned since establishing Pharm Robotics in 2019 that a lot of times, we are required to work smarter, not harder, given we started producing our prototype at the beginning of the shutdowns caused by the COVID-19 pandemic. We were completely cut off from communicating with venture funds and angel investors with the uncertainty of 2020.

We on-boarded brilliant teams members in the process to keep us a float during uncertain times with backgrounds in dairy equipment, sustainability, and SaaS. In order to continue what we had been working on for several years we decided to pivot and launch our equity crowdfunding round on Wefunder at the start of 2021. If this method of democratizing capitalism to allow anyone to participate in our community, we likely would not be sending this message today. Equity crowdfunding fills the gap of friends and family and venture funding, the gap we were in for the past year. Thank you for supporting our mission and vision to improve animal health globally.

With our successful raise through equity crowdfunding we were able to purchase a 6-axis robot, continue development on our 3D vision system and end of arm tooling, sponsor an additional project with CSU Chico's Mechatronic and Mechanical Engineering Capstone Design Program, develop our proof-of-concept for Sureshot, and install Sureshot for additional testing and administering mock-inoculations at Lakeview Dairy. Looking ahead into 2022, we are confident we can complete required testing at multiple dairy sites and proceed with commercializing by end of this fiscal year.

We need your help!

Our team is aiming to collaborate with major dairy cooperatives as well as contract manufacturers to produce future units and designs in addition to building out an internal team of engineers and technologists. We have plans to create additional systems to support dairies with less than 600 head as well as other animal types such as beef cattle, swine, goats, and sheep. We would greatly any introductions to those in the animal health space, robotics and AgTech sector, or dairy industry to keep our mission moving forward to improve animal health standards globally.

Sincerely,

Connor Broughton

CMO

Alexander Chuck

CFO & Co-Founder

Marinus Dijkstra

CEO & Co-Founder

Our Mission

In 5 years, we aim to be a household name in the animal health space within Agriculture Technology. We plan to also offer our solution to the beef industry with an overall vision of expanding to other animal species globally. Our system will allow us to develop predictive modeling capabilities and optimize the inoculation process for animals based on individual characteristics and historical events. These projections are not guaranteed.

See our full profile



How did we do this year?

Report Card

B+



The Good

Produced our gate/restraint system in collaboration with CSU Chico and continuing to develop an additional tooling for end of arm.

Integrated our 6-axis robotic arm with 3D vision system, RFID system, and automated gate/restraint system.

Increased customer potential with a total of 57 LOIs or the potential of selling 134 units or $40.2M in revenue.



The Bad

Fundraising outside of crowdfunding platforms since a lot of existing funds are focused on the food side, not animal health/robotics.

Timeline to execute proof-of-concept given the increase in global supply shortages due to the pandemic.

Ability to expand partnerships with major equipment dealers, strategics, and cooperatives given restrictive travel requirements.

2021 At a Glance

January 1 to December 31



$0
Revenue



-$69,766
Net Loss



$173,592 +916%
Short Term Debt



$155,104
Raised in 2021



$14,376
Cash on Hand
As of 03/ 8/22

INCOME	BALANCE	NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk

Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We sell robotic health centers to deliver inoculations to cows and ensure all inoculations are given correctly and on time. Once an inoculation has been given in the neck region of a cow, her medical records will be updated in real-time where the farmer can then make better decisions based on accurate and current data. The dairy farmer will no longer need labor to administer inoculations and record data within this area of the business; which will result in a healthier, more productive herd.

In 5 years, we aim to be a household name in the animal health space within Agriculture Technology. We plan to also offer our solution to the beef industry with an overall vision of expanding to other animal species globally. Our system will allow us to develop predictive modeling capabilities and optimize the inoculation process for animals based on individual characteristics and historical events. These projections are not guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

PHARM ROBOTICS, LLC was incorporated in the State of Delaware in February 2019.

Since then, we have:

- 🐄 Co-Founders have 25+ years of combined experience in the dairy industry and are first-MOOvers

- 🏆 First to market robotic health center for dairy farmers

- 📊 Patent-issued technology will decrease labor costs and increase immunity and pregnancy rates

- 💰 Roughly $40.2M future revenue from 57 LOIs for purchase agreements across 4 countries

- 🚀 Investment partnership with global powerhouse Siemens to help in prototyping and brand marketing!

- 💻 Strategic partnership with a SaaS company who manages data for ~60% of the cows in the US

- 🌎 Advisory board members who consist of experts in dairy equipment, SaaS, and sustainable solutions

Historical Results of Operations

Our company was organized in February 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was 0% in fiscal year 2021, compared to 0% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $105,391, including $18,479 in cash. As of December 31, 2020, the Company had $725 in total assets, including $725 in cash.

- *Net Loss.* The Company has had net losses of $69,766 and net losses of $21,468 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $173,592 for the fiscal year ended December 31, 2021 and $17,093 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $20,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

PHARM ROBOTICS, LLC cash in hand is $14,376.46, as of March 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $2,061.60/month, for an average burn rate of $2,061.60 per month. Our intent is to be profitable in 12 months.

We are still in the R&D and pre-revenue phase of operations and therefore have incurred some expenses pertaining to legal, accounting, marketing, and manufacturing but have not begun selling units.

We expect our revenue to increase by the sale of at least 2 unit in the next 6 months. Our team is aiming to commercialize our technology assuming we can continue to stay on track with the necessary testing requirements to ensure animal health, safety, and comfort are exhibited by Sureshot. Testing will begin April 2022 at Marinus' dairy in Nuevo, CA.

Once we raise the remaining $700,000 in our $1,000,000 seed round, we can develop our prototype for a commercial customer and pay the salary of two full-time employees as well as cover any necessary R&D and marketing expenses to move into commercialization. We will also begin producing future units to scale across the US.

Regarding additional business expenses, we plan for at least $5,000 to be spent on marketing and promotional materials to continue gaining traction with potential customers. Lastly, we foresee having to spend $10,000 in legal fee. In total, we expect that we will have about $15,000 in general admin and supplies expenses over the next 6 months plus any additional marketing expenses we incur.

Once we produce additional units and commercialize, we project units will be produced at $180,000/unit or less and will have a base price of $300,000/unit as this is competitive with other robotics companies in the dairy space. Depending on the size and build-out of the dairy, the base price will increase to support different herd sizes. Other sources of revenue will include installation fees, software subscription, licensing, and pharmaceutical sales as we plan to become a distributor of products for veterinary pharma companies.

We project we can achieve profitability after 5 robotic health centers have been purchased by dairy and beef producers in the next 6-12 months. We are planning to raise an additional round of funding within the next fiscal year to be ready to scale both nationally and globally. Our team is focused on raising a larger $5M to $10M round and aiming to collaborate with a group that specializes in animal health and automation. Management has already carried out initial discussions with various venture firms in the AgTech, robotics, animal health, and data management space in both dairy and beef sectors. Once we can show these groups our working POC on various farms, we believe we can onboard more members to our community to improve animal health standards globally.

As of May 2020, we accepted an OEM pricing partnership with Siemens Industry Inc. This was neither a debt or equity deal. Siemens invested $125,000 through their Siemens Customer Investment Program (SCIP) where they applied their investment directly to the quote that was provided by their integrators, Symation, inc.. Symation quoted our prototype to be $673,200.

With the cash that Siemens applied, this brought the cost of the prototype down to $548,200. That being said, we anticipate the actual cost of the prototype to be $498,200 since $25,000 allocated towards data acquisition integration and $25,000 towards deployment and field testing are now being covered by our partnership and sponsorship with Valley Agriculture Software (VAS) and California State University, Chico's (CSU Chico) Mechanical Engineering and Mechatronic Capstone Design Program.

The OEM pricing partnership with Siemens also includes additional support for advertising and tradeshows, co-branding "Sureshot Powered by Siemens", covers all the automation & control pieces in 1st pass BOM along with training facility for R&D/future customers, and we can use our agreement with any Siemens distributor for local stock and support. Siemens will be an exclusive supplier for our company. There is also potential for raising more funds with VCs that we are currently in conversations with.

Any projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -Inf%   Gross Margin: NaN%   Return on Assets: -66%   Earnings per Share: -$69,766.00

Revenue per Employee: $0   Cash to Assets: 18%   Revenue to Receivables: ~   Debt Ratio: 165%

📄 Pharm_Robotics__LLC_FS_12-31-21_-_033022_3_.pdf   📄 Pharm_Robotics__LLC_FS_12-31-20_-__022421_6_.pdf

We ❤ Our
134 Investors

Thank You For Believing In Us

Jason Swart	Joe Trujillo	Wayne Cullen	Emanuel Rojas	Constance Bowen	Hatem Rowaihy	Noor Rai
Stanley Williams	Connor Traut	Cheyenne Traut	Jorge R Villegas	Samara GV	Kevin Thompson	Thomas M. Hintz
Andrew Pulvermacher	Vi Luong	Ruperd Wilson II	Jonathan Bigi	Mike Oosten	Pedro Reyes	Jumi Aluko
Mike McRoberts	M Shaheed Aadam	John Steiner	Lance Cotton	Dominic Vaccher	Raimond Van Kampen	Rishi Harani
Americia Dawson	Robert J Morris	Massimo Merighi	Brenton D Meyers	Stephan Meyers	Jason Victor	Alvin Wong
E. Frischhut	Samara GV	Ivan Wasuck	Nephi Taitano	Oscar GOMEZ	John Pereira	John Pereira
Maxwell Palladini	Matt Carley	Pete Greterman	Jennifer Broughton	Erick Burg	Steven Radojicic	Kyle Dansby
Paul Berdell	Karen Payne	Abraham Duplessis	Jose D. Jaimes	John Biltz	Geoffrey Vanden Heuvel	Robert Farmer
Sonia Villegas	Noah Estrada-Rand	Troy Hutchinson	Scott Woodside	John Forbus	Darren Ysselstein	Mark Perlin
Michael CHUCK	Gary Bosma	Ben G	Sonia Perez	Veselina Vracheva	Mario F LEONE	Art Oostdam
Darreon Attema	Henk J Dijkstra	John Zillgitt	Jackson Fisher	Paul Baker Prindle	Yalissa Cortes	Garrett King
Karen Akiyama	Romel Zamora	Georgia Chronas-Sfirogia...	Dani Habtom	Edward Butler	Ryo Kaneko	Walter Rowntree
Bryce Tecson	Michael P Martin Jr	Tim Hammerich	Wout Vandergoot	Manraj Sahi	Jesusantonio Reyes	W Illiam P V Ander Pol
Eric Danzeisen	Sean Stafford	Jasper DeVos	Chris Van Den Berg	Kevin Callihan	Jeff Sendbo	Paul B Krueger
Luke Sullivan	Chad LaGow	Austin Padgett	Trevor Thompson	Tim Thompson	Arielle Ross	Michael Mentzer
Lauryn Thomas	Will Payne	Manny Salcedo	Mark Tilton	Carol Ann Lindegren	Ryan Silver	Elizabeth Beck
Johan Vloet	Garrett Lister	Kim Connors	Eric V Traut	Dustin Brunn	Teri Marceau	Michael Reed Snider
Ben G	Brian Augenstein	Edgar Bonilla	James Buck	Abisayo Sadipe	Austin Padgett	Michael CHUCK
Stephanie Moore	Samuel Mitteldorf	Ikenna Nedosa	Dilan Mistry	Ronnie Saenz	Tina Peterson	Mike Allerding
Sheila Thornburg						

Thank You!
From the Pharm Robotics Team





Marinus Dijkstra
CEO & Co-Founder



Alexander Chuck
CFO & Co-Founder

Over 5 years of experience in the dairy industry, Forbes 30U30, AgGrad 30U30, BS in Business Administration with Finance Emphasis, and BS in Accounting





Connor Broughton
CMO

MBA Graduate from Chapman University, national level athlete, BS in Business Administration with Finance Emphasis, and BS in Accounting



Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Alexander Chuck	Valuation Associate @ CBRE	2019
Marinus Dijkstra	Partner & Dairy Manager @ Cottonwood Dairy LLC	2019

Officers

OFFICER	TITLE	JOINED
Connor Broughton	CMO	2019
Alexander Chuck	CFO	2019
Marinus Dijkstra	CEO	2019

Voting Power ❓

HOLDER	SECURITIES HELD	VOTING POWER
Alexander Chuck	418 Common	38.7%
Marinus Dijkstra	511 Common	47.3%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
02/2019	$20,000	Units	Section 4(a)(2)
05/2020	$125,000		Section 4(a)(2)
07/2021	$155,104		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Units	1,079.55	1,079.55	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Marinus Dijkstra and Alexander Chuck are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

We face significant barriers as we attempt to produce our robotic injection system. We do not yet have any prototypes and do not have a final design or a manufacturing facility for future units. The raise for this round may be successful but due to the nature of the industry we face, there's a possibility that the business concept may not ever become successful. Investors could be left with nothing if this is the case and therefore the contract that Investors part-take in will be unsecured with no one being required to repay equity upon conversion. Expanding further, the contract we are issuing securities for will not have voting rights until conversion. Once the conversion has taken place, the Lead Investor will act on behalf of all Investors participating in this round of funding and will sign off on any corporate actions.

We need to raise $5M by the end of 2022 to reach a point of scalability. Should we be unable to secure those funds we may not be able to generate additional revenues or make any return on your investment. Additionally, there will be no market for resale of the Notes or, upon conversion, the units. All Investors should first assess the level of risk associated with investing in the Company and should also be aware of any applicable tax considerations.

The adoption of our technology may take longer than projections of the agriculture robotics market forecast. Additionally, our management team believes we are abiding by all federal, state, and local laws and regulations impacting how animals are to be administered injections.

If the current dairy market doesn't improve and stabilize, farmers could have a more difficult time purchasing our system. According to the Wisconsin State Farmer, at-home cooking and eating is making up for the demand missing from the foodservice industry, which has been decimated by the COVID-19 pandemic. Source: https://www.wisfarmer.com/story/news/2020/10/27/dairy-markets-not-stabilize-until-summer-2021-expert...

We are a pre-prototype and pre-revenue company since we haven't proved our concept yet. The capital we are raising will go towards developing one fully-functioning prototype. Furthermore, our competition in this industry is the labor force that performs these tasks by hand. We are aiming to create a system that is more cost-effective and efficient than the current solution offered to the market.

We are projecting that if high accuracies of giving shots can be achieved and maintained on dairy farms, the average time for a farmer to recoup their initial purchase price will range between 1 to 3 years depending on the size of the operation as well as their

specific labor and reproductive/immunization needs.

Building hardware is incredibly hard, and there are few companies that have ever scaled the manufacture of robots like we intend to. If this proves more expensive than we plan, our unit economics or timelines might be adversely affected.

Our planning to date has been based on broader market research and our cost calculations are the result of discussions with key suppliers. We have every reason to believe that these metrics will hold across scale, however, this is not a guarantee. Furthermore, our business model is based on a growing agriculture robotics market assuming current consumer behaviors and trends, if that changes the robot delivery model will be affected.

Marinus Dijkstra and Alexander Chuck are part-time officers. As such, it is likely that the Company will not make the same progress as it would if that were not the case.

Our limited operating history makes evaluating the business and future prospects difficult and may increase the risk of your investment. We were organized in February 2019 and we have not yet begun producing or delivering our first robotic injection system. To date, we have no revenues. Our robot requires significant investment prior to commercial introduction, and may never be successfully developed or commercially successful.

An investment in the Company involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included, before purchasing in this Offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from Unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for Unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its Unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the Unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the Unitholders may change the terms of the operating agreement for the Company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The Unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The Unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor[⊘];

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The Offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the Offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the Offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the Investor, and we do not guarantee that the Convertible Note will be converted into any particular number of units.

As discussed in Question 13, when we engage in an offering of equity involving Unit, Investors may receive a number of units of Preferred Unit calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per unit for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $8,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding units of the Company's unit as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the units of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Unit that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our Managing Members. Among the factors we may consider in determining the price of Unit are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of the Company given the market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will unit similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

PHARM ROBOTICS, LLC

- Delaware Limited Liability Company
- Organized February 2019
- 1 employees

613 Amherst Way
San Jacinto CA 92582

http://www.pharmrobotics.net

Business Description

Refer to the Pharm Robotics profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Pharm Robotics has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Delayed filing.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.